Exhibit 3(ii)

Article Three, Section A. Number and Terms of Office. The business of the Corporation shall be controlled and managed in accordance with the Indiana Business Corporation Law by a board of directors comprised of not less than nine (9) nor more than fifteen (15) members, the exact number of members to be determined from time to time by the Board of Directors. The corporation elects not to be governed by IND. CODE §23-1-33-6(c).